Exhibit 3.1
CERTIFICATE OF DESIGNATIONS
OF RIGHTS, PREFERENCES, PRIVILEGES AND LIMITATIONS
SERIES B CONVERTIBLE PREFERRED STOCK

The undersigned, being the President and Chief Executive Officer of Irvine Sensors Corporation (the “Corporation”), a corporation organized and existing under the Delaware General Corporation Law,
DOES HEREBY CERTIFY THAT:
FIRST: Pursuant to the authority vested in the Board of Directors of the Corporation by the Certificate of Incorporation of the Corporation, the Board of Directors, in accordance with the Delaware General Corporation Law, Section 151(g), duly adopted the following resolution establishing a series of 10,000 shares of the Corporation’s Preferred Stock, to be designated as its Series B Convertible Preferred Stock:
RESOLVED, that pursuant to the authority vested in the Board of Directors of the Corporation (the “Board of Directors”) by the Certificate of Incorporation of the Corporation, the Board of Directors hereby establishes a series of Series B Convertible Preferred Stock of the Corporation and hereby states the number of shares, and fixes the powers, designations, preferences and relative, participating, optional and other rights, and the qualifications, limitations and restrictions thereof, of such series of shares as follows:
SERIES B CONVERTIBLE PREFERRED STOCK
1. Designation: Number of Shares. The shares of such series of Preferred Stock shall be designated as “Series B Convertible Preferred Stock” (the “Series B Preferred Stock”). The number of authorized shares of Series B Preferred Stock shall be 10,000 (“Original Issue”). Each share of Series B Preferred Stock shall have a stated value equal to $1,000.00, as adjusted for any stock dividends, combinations or splits with respect to such shares (the “Stated Value”), and $0.01 par value.
2. Liquidation and Optional Redemption Rights.
(a) Upon the dissolution, liquidation or winding-up of the Corporation, whether voluntary or involuntary, the holders of the Series B Preferred Stock shall be entitled to receive, after any payment or distribution shall be made on the Corporation’s Series A-1 10% Cumulative Preferred Stock (the “Series A-1 Stock”) and the Corporation’s Series A-2 10% Cumulative Preferred Stock (the “Series A-2 Stock”), out of the assets of the Corporation available for distribution to stockholders, the Stated Value per share of Series B Preferred Stock pari passu with any other class of stock ranking on a parity with the Series B Preferred Stock (the “Parity Stock”). Upon the payment in full of all amounts due to holders of the Series A-1 Stock, the Series A-2 Stock and the Series B Preferred Stock and the holders of Parity Stock, the holders of the Common Stock of the Corporation and any other class of stock of the Corporation that is junior to the Series A-1 Stock, the Series A-2 Stock, the Series B Preferred Stock and the Parity Stock in terms of payment or distribution pursuant to dissolution, liquidation or winding-up of the Corporation (collectively, the “Junior Stock”) may receive all remaining assets of the Corporation legally available for distribution. If the assets of the Corporation available for distribution to the holders of the Series B Preferred Stock and the Parity Stock shall be insufficient to permit payment in full of the amounts payable as aforesaid to the holders of the Series B Preferred Stock and the Parity Stock upon such liquidation, dissolution or winding-up, whether voluntary or involuntary, then all such assets of the Corporation available for distribution after the distributions due to the holders of the Series A-1 Stock and the holders of the Series A-2 Stock have been made shall be distributed ratably among the holders of the Series B Preferred Stock and the holders of Parity Stock, to the exclusion of the holders of shares of Junior Stock.

(b) The purchase or the redemption by the Corporation of shares of any class of stock (other than the Series A-1 Preferred Stock, the Series A-2 Preferred Stock, the Series B Preferred Stock and Parity Stock), the merger or consolidation of the Corporation with or into any other corporation, corporations or other entity or the sale or transfer by the Corporation of all or substantially all of its assets shall be deemed to be a liquidation, dissolution or winding-up of the Corporation for the purposes of this Section 2 except in the event that in such transaction, the holders of Series B Preferred Stock receive securities of the surviving corporation having substantially similar rights as the Series B Preferred Stock and the stockholders of the Corporation immediately prior to such transaction are holders of at least a majority of the voting securities of the successor corporation immediately thereafter. This provision may be waived in writing by the holders of at least a majority of the then outstanding Series B Preferred Stock.
(c) The Series B Preferred Stock shall not be redeemable at the election of the holders of the Series B Preferred Stock. The Corporation will have the option of redeeming the Series B Preferred Stock, in whole or in part, by paying to the holder a sum of money in cash equal to the Stated Value of the shares of Series B Preferred Stock to be redeemed (the “Redemption Amount”). The Corporation’s election to exercise its right to redeem must be by notice in writing (“Notice of Redemption”) and made proportionately to all holders of Series B Preferred Stock. The Notice of Redemption shall specify the date for such optional redemption (the “Redemption Payment Date”), which date shall be not less than thirty (30) business days after receipt of the Notice of Redemption (the “Redemption Period”). A Notice of Redemption shall not be effective with respect to any portion of the Redemption Amount for which the holder has a pending election to convert pursuant to Section 3 hereof, or for conversions initiated or made by the holder during the Redemption Period. On the Redemption Payment Date, the Redemption Amount less any portion of the Redemption Amount against which the holder has exercised its rights pursuant to Section 3, shall be paid in cash to the holder.
3. Conversion into Common Stock. Holders of shares of Series B Preferred Stock shall have the following conversion rights and obligations:
(a) Each holder of shares of Series B Preferred Stock shall have the right at any time commencing after the issuance to the holder of Series B Preferred Stock, to convert such shares into fully paid and non-assessable shares of Common Stock of the Corporation determined in accordance with the then-effective Conversion Price provided in Section 3(b) below (the “Conversion Price”).
(b) The number of shares of Common Stock issuable upon conversion of any shares of Series B Preferred Stock shall equal the aggregate Stated Value of the shares being converted, divided by the Conversion Price. The Conversion Price shall initially be the greater of the fair market value of one share of Common Stock as of the closing with respect to the applicable shares of Series B Preferred Stock as determined by Nasdaq or $0.40 per share, and shall be subject to adjustment as described herein.
(c) Holder will give notice of its decision to exercise its right to convert the Series B Preferred Stock or part thereof by faxing an executed and completed Notice of Conversion (a form of which is annexed as Exhibit A to the Certificate of Designation) to the Corporation via confirmed facsimile transmission or otherwise pursuant to Section 9(a) of the Subscription Agreement entered into in connection with the initial issuance of the Series B Preferred Stock (the “Subscription Agreement”). The holder will be required to surrender its Series B Preferred Stock certificate (or lost certificate affidavit and agreement) in conjunction with submitting a Notice of Conversion. A Series B Preferred Stock certificate representing the balance of the Series B Preferred Stock not so converted will be provided by the Corporation to the holder. Each date on which a Notice of Conversion is faxed to the Corporation in accordance with the provisions hereof shall be deemed a Conversion Date. The Corporation will itself or will cause the Corporation’s transfer agent to transmit the Corporation’s Common Stock certificates representing the Common Stock issuable upon conversion of the Series B Preferred Stock to the holder via express courier for receipt by such holder within seven (7) business days after receipt by the Corporation of the Notice of Conversion (the “Delivery Date”). In the event the Common Stock is electronically transferable, then delivery of the Common Stock must be made by electronic transfer provided request for such electronic transfer has been duly made by the holder.
In the case of the exercise of the conversion rights set forth in Section 3(a), the conversion privilege shall be deemed to have been exercised and the shares of Common Stock issuable upon such conversion shall be deemed to have been issued upon the date of receipt by the Corporation of the Notice of Conversion. The person or entity entitled to receive Common Stock issuable upon such conversion shall, on the date such conversion privilege is deemed to have been exercised and thereafter, be treated for all purposes as the recordholder of such Common Stock and shall on the same date cease to be treated for any purpose as the record holder of such shares of Series B Preferred Stock so converted.

The Corporation shall not be required, in connection with any conversion of Series B Preferred Stock, to issue a fraction of a share of its Series B Preferred Stock or Common Stock and shall instead deliver a stock certificate rounded down to the nearest whole number. In lieu of any fraction of a share of Common Stock that would otherwise be issuable in respect of the aggregate number of such shares surrendered for conversion at one time by the same holder, the Corporation shall pay in cash an amount equal to the product of (a) the Closing Price (as defined in the next sentence) of a share of Common Stock on the last trading day before the conversion date and (b) such fraction of a share. The “Closing Price” for each day shall be the last reported sale price or, in case no sale takes place on such day, the last reported sale price on the day immediately prior thereto, or, on the principal national securities exchange on which the Common Stock is listed for trading, or on the OTC Bulletin Board if the Common Stock is traded in the over-the-counter market, or, if the Common Stock is not listed or admitted to trading on any national securities exchange or over-the-counter market, the fair market value of one share of the Common Stock on such day as determined in good faith by the Board of Directors of the Corporation.
The Corporation and holder may not convert that amount of the Series B Preferred Stock on a Conversion Date (the “Conversion Amount”) in amounts that would result in the holder having a beneficial ownership of Common Stock which would be in excess of the sum of (i) the number of shares of Common Stock beneficially owned by the holder and its affiliates on such Conversion Date, and (ii) the number of shares of Common Stock issuable upon the conversion of the Conversion Amount with respect to which the determination of this proviso is being made on such Conversion Date, which would result in beneficial ownership by the holder and its affiliates of more than 4.99% of the outstanding shares of Common Stock of the Corporation. For the purposes of the proviso to the immediately preceding sentence, beneficial ownership shall be determined in accordance with Section 13(d) of the Securities Exchange Act of 1934, as amended, and Regulation 13d-3 thereunder. Subject to the foregoing, the holder shall not be limited to successive exercises which would result in the aggregate issuance of more than 4.99%. The holder may revoke the conversion limitation described in this Paragraph, in whole or in part, upon 61 days prior notice to the Corporation. The holder may allocate which of the equity of the Corporation deemed beneficially owned by the holder shall be included in the 4.99% amount described above and which shall be allocated to the excess above 4.99%. The holder may waive the conversion limitation described in this Section in whole or in part, upon and effective after 61 days prior written notice to the Corporation to increase such percentage to up to 9.99%.
(d) In case the Corporation shall at any time (A) declare any dividend or distribution on its Common Stock or other securities of the Corporation other than the Series B Preferred Stock, which is payable in additional shares of Common Stock or other securities or rights convertible into, or entitling the holder thereof to receive directly or indirectly, additional shares of Common Stock, (B) split or subdivide the outstanding Common Stock, (C) combine the outstanding Common Stock into a smaller number of shares, or (D) issue by reclassification of its Common Stock any shares or other securities of the Corporation, then in each such event the Conversion Price shall be adjusted proportionately so that the holders of Series B Preferred Stock shall be entitled to receive the kind and number of shares or other securities of the Corporation which such holders would have owned or have been entitled to receive after the happening of any of the events described above had such shares of Series B Preferred Stock been converted immediately prior to the happening of such event (or any record date with respect thereto). Such adjustment shall be made whenever any of the events listed above shall occur. An adjustment made to the Conversion Price pursuant to this Section 3(d) shall become effective immediately after the effective date of the event. Notwithstanding anything in this Section 3 to the contrary, no change in the Conversion Price shall be made until the cumulative effect of the adjustments called for by this Section 3 since the date of the last change in the Conversion Price would change the Conversion Price by at least $0.01. However, once the cumulative effect would result in such a change, then the Conversion Price shall be changed to reflect all adjustments called for by this Section 3 and not previously made.
(e) (i) In case of any merger of the Corporation with or into any other corporation (other than a merger in which the Corporation is the surviving or continuing corporation and which does not result in any reclassification, conversion, or change of the outstanding shares of Common Stock) then unless the right to convert shares of Series B Preferred Stock shall have terminated as part of such merger, lawful provision shall be made so that holders of Series B Preferred Stock shall thereafter have the right to convert each share of Series B Preferred Stock into the kind and amount of shares of stock and/or other securities or property receivable upon such merger by a holder of the number of shares of Common Stock into which such shares of Series B Preferred Stock might have been converted immediately prior to such consolidation or merger. Such provision shall also provide for adjustments which shall be as nearly equivalent as may be practicable to the adjustments provided for in sub-Section (d) of this Section 3. The foregoing provisions of this Section 3(e) shall similarly apply to successive mergers.

(ii) In case of any sale or conveyance to another person or entity of the property of the Corporation as an entirety, or substantially as an entirety, in connection with which shares or other securities or cash or other property shall be issuable, distributable, payable, or deliverable for outstanding shares of Common Stock, then, unless the right to convert such shares shall have terminated, lawful provision shall be made so that the holders of Series B Preferred Stock shall thereafter have the right to convert each share of the Series B Preferred Stock into the kind and amount of shares of stock or other securities or property that shall be issuable, distributable, payable, or deliverable upon such sale or conveyance with respect to each share of Common Stock immediately prior to such conveyance.
(f) In case at any time the Corporation shall propose:
(i) to pay any dividend or distribution payable in shares upon its Common Stock or make any distribution (other than cash dividends) to the holders of its Common Stock; or
(ii) to offer for subscription to the holders of its Common Stock any additional shares of any class or any other rights; or
(iii) any capital reorganization or reclassification of its shares or the merger of the Corporation with another corporation (other than a merger in which the Corporation is the surviving or continuing corporation and which does not result in any reclassification, conversion, or change of the outstanding shares of Common Stock); or
(iv) the voluntary dissolution, liquidation or winding-up of the Corporation;
then, and in any one or more of said cases, the Corporation shall cause at least five (5) days prior notice (which date may be shortened by the approval of the holders of at least a majority of the then outstanding Series B Preferred Stock) of the date on which (A) the books of the Corporation shall close or a record be taken for such stock dividend, distribution, or subscription rights, or (B) such capital reorganization, reclassification, merger, dissolution, liquidation or winding-up shall take place, as the case may be, to be mailed to the Transfer Agent for the Series B Preferred Stock and for the Common Stock and to the holders of record of the Series B Preferred Stock.
(g) So long as any shares of Series B Preferred Stock shall remain outstanding and the holders thereof shall have the right to convert the same in accordance with provisions of this Section 3 the Corporation shall at all times reserve from the authorized and unissued shares of its Common Stock a sufficient number of shares of Common Stock that would be necessary to allow the conversion of all of the then outstanding shares of Series B Preferred Stock into Common Stock.
(h) The term “Common Stock” as used in this Certificate of Designation shall mean the $0.01 par value Common Stock of the Corporation as such stock is constituted at the date of issuance thereof or as it may from time to time be changed, or shares of stock of any class or other securities and/or property into which the shares of Series B Preferred Stock shall at any time become convertible pursuant to the provisions of this Section 3.
(i) The Corporation shall pay the amount of any and all issue taxes (but not income taxes) which may be imposed in respect of any issue or delivery of stock upon the conversion of any shares of Series B Preferred Stock, but all transfer taxes and income taxes that may be payable in respect of any change of ownership of Series B Preferred Stock or any rights represented thereby or of stock receivable upon conversion thereof shall be paid by the person or persons surrendering such stock for conversion.

(j) Each share of Series B Preferred Stock shall automatically be converted into shares of Common Stock, at the then-applicable Conversion Price, upon the receipt by the Corporation of a written consent or vote of the holders of at least a majority of then outstanding shares of the Series B Preferred Stock, that all of the Series B Preferred Stock be so converted and such shares may not be reissued by the Corporation. The time of such conversion shall be specified in such vote or written consent and is referred to herein as the “Mandatory Conversion Time”). In the event of a Mandatory Conversion, all holders of record of shares of Series B Preferred Stock shall be sent written notice of the Mandatory Conversion Time. Upon receipt of such notice, each holder of shares of Series B Preferred Stock shall surrender his, her or its certificate or certificates for all such shares (or, if such holder alleges that such certificate has been lost, stolen or destroyed, a lost certificate affidavit and agreement reasonably acceptable to the Corporation to indemnify the Corporation against any claim that may be made against the Corporation on account of the alleged loss, theft or destruction of such certificate) to the Corporation at the place designated in such notice. All rights with respect to the Series B Preferred Stock converted pursuant to this Section 3(j), including the rights, if any, to receive notices and vote (other than as a holder of Common Stock), will terminate at the Mandatory Conversion Time (notwithstanding the failure of the holder or holders thereof to surrender the certificates at or prior to such time), except only the rights of the holders thereof, upon surrender of their certificate or certificates (or lost certificate affidavit and agreement) therefor, to receive the items provided for in the next sentence of this Section 3(j). As soon as practicable after the Mandatory Conversion Time and the surrender of the certificate or certificates (or lost certificate affidavit and agreement) for Series B Preferred Stock, the Corporation shall issue and deliver to such holder, or to his, her or its nominees, a certificate or certificates for the number of full shares of Common Stock issuable on such conversion in accordance with the provisions hereof, together with cash as provided in Section 3(c) in lieu of any fraction of a share of Common Stock otherwise issuable upon such conversion. Such converted Series B Preferred Stock shall be retired and cancelled and may not be reissued as shares of such series, and the Corporation may thereafter take such appropriate action (without the need for stockholder action) as may be necessary to reduce the authorized number of shares of Series B Preferred Stock accordingly.
4. Dividends. Subject to the prior dividend rights of holders of Series A-1 Stock and Series A-2 Stock at the time outstanding, and subject further to the rights of any stock which may from time to time come into existence with dividend rights senior to or on a parity with the Series B Preferred Stock, the holders of the Series B Preferred Stock shall be entitled to receive, when, if and as declared by the Board of Directors, out of any funds of the Corporation legally available for such purpose, pari passu with the Common Stock of the Corporation and any other Parity Stock then outstanding, such dividends (payable other than in Common Stock or other securities and rights convertible into, or entitling the holder thereof to receive directly or indirectly, additional shares of Common Stock of the Corporation) on the Common Stock as may be declared from time to time by the Board of Directors. Such dividends shall be non-cumulative.
5. Voting Rights. The holders of shares of Series B Preferred Stock shall not have voting rights except as described in Section 6 hereof.
6. Restrictions and Limitations. Without the approval by the holders of at least a majority of the then outstanding Series B Preferred Stock, the Corporation shall not take any of the following actions:
(a) Amendments to Certificate of Designations. The Corporation may not amend this Certificate of Designations in a manner which would impair the rights of the holders of the Series B Preferred Stock.
(b) Additional Issuances. The Corporation may not issue any additional shares of Series B Preferred Stock or any stock with rights, preferences or privileges that would be senior to or pari passu with the Series B Preferred Stock.
7. Status of Converted or Redeemed Stock. In case any shares of Series B Preferred Stock shall be redeemed or otherwise repurchased or reacquired, the shares so redeemed, converted, or reacquired shall resume the status of authorized but unissued shares of Preferred Stock and shall no longer be designated as Series B Preferred Stock.

IN WITNESS WHEREOF, the Corporation has caused this Certificate be duly executed by its undersigned officer thereunto duly authorized, this 25th day of September, 2009.

IRVINE SENSORS CORPORATION
By:	/s/ JOHN C. CARSON
	Name:	John C. Carson
	Title:	President and Chief Executive Officer

EXHIBIT A TO CERTIFICATE OF DESIGNATIONS
NOTICE OF CONVERSION
(To Be Executed By the Registered holder in Order to Convert the Series B Convertible Preferred Stock
of Irvine Sensors Corporation)
The undersigned hereby irrevocably elects to convert $_________  of the Stated Value of the above Series B Convertible Preferred Stock into shares of Common Stock of Irvine Sensors Corporation (the “Corporation”) according to the conditions hereof, as of the date written below.

Date of Conversion:

Applicable Conversion Price Per Share:

Number of Common Shares Issuable Upon This Conversion:

A Series B Preferred Stock certificate is being delivered herewith. The unconverted portion of such certificate, if any, should be reissued and delivered to the undersigned.

Name of Stockholder:

By:

Print Name and Title of Signatory:

Address of Stockholder:

Deliveries Pursuant to this Notice of Conversion Should Be Made to: